Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

August 7, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director

Re:	Global Blood Therapeutics, Inc.
Registration Statement on Form S-1
Registration File No. 333-205563

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Global Blood Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Washington, D.C. time, on August 11, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 31, 2015:

(i)	Dates of distribution: July 31, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 2,190

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 55

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
	Name:	David Lederman
	Title:	Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matthew Leavitt
	Name:	Matthew Leavitt
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]